September 11, 2019

U.S. Securities and Exchange Commission (“Commission” or “Staff”)

c/o Mr. Tim Buchemiller and Mr. Russell Mancuso

Division of Corporation Finance

Office of Electronics and Machinery

Washington, DC 20549

Re:	Avita Medical Limited Amendment No. 1 to Draft Registration Statement on Form 20-F Submitted August 23, 2019 CIK No. 0001762303

Dear Mr. Buchemiller and Mancuso:

Reference is made to the letter received from the Commission dated September 9, 2019 regarding the confidentially submitted draft Amendment No. 1 to Registration Statement on Form 20-F (the “Form 20-F”) of Avita Medical Limited (the “Company”).

For your convenience, we have included your comments in this response letter in bold form and keyed our response accordingly. The Company’s response to the comments is as follows.

Draft Registration Statement on Form 20-F

Comment:

We have limited experience manufacturing..., page 9

1.

We note your response to prior comment 3. However, it remains unclear how investors can evaluate the magnitude of the risk represented by your disclosure, “[i]f...the facilities of our third-party contract manufacturers, suffers damage, or a force majeure event, this could materially impact our ability to operate” if you do not identify the relevant manufactures. Please advise or revise.

Response:

In connection with this comment and prior comment 3, the Company currently works with a number of major global third-party manufactures relating to components of the RECELL System, several of which the Company has identified in the above referenced risk factor in the revised 20-F. The Company is continually identifying additional third-party manufacturers who could serve, if necessary, as replacement manufacturers should the need arise, and has clarified the risk factor accordingly.

Additional RECELL Clinical Results in Severe Burns, page 29

Comment:

2.	Please address prior comment 4 as it applies to the last sentence of the first paragraph of this section.

Response:	We have revised the disclosure on page 29 accordingly.

Research and Development, page 35

Comment:

3.

We note your response to prior comment 6. To the extent that you rely on third parties’ expertise, personnel, testing facilities or their transferring to you any intellectual property rights associated with their efforts, please include risk factor disclosure as appropriate.

Response:

The Company, as is customary in the industry, routinely contracts with major contract research organizations, or CRO’s. These CRO’s business is to provide support to the pharmaceutical, biotechnology, and medical device industries in the form of research services outsourced on a contract basis. We are not reliant on any particular CRO to provide these contracted services, nor is the Company reliant on the transferring of any intellectual property rights from any such CRO.

FDA and International Regulation, page 38

Comment:

4.	We note your revisions in response to prior comment 8. Please clarify whether applicable laws and regulations permitted you to fill purchase requests in the EU during any periods of non-conformity.

Response:	We have updated and clarified the disclosure on page 40 in response to this comment.

Environmental, Health and Safety Matters, page 40

Comment:

5.

We note your response to prior comment 7. Please clarify why laws, regulations and permits could require expenditures for compliance or remediation and why you may be identified as a potential responsible party as mentioned on page 40. It is unclear from your existing disclosure whether you are aware of violations or deficiencies.

Response:	We have revised and clarified the disclosure on page 40 in response to this comment.

Research and Development Tax Incentive, page 44

Comment:

6.	Please include the substance of your response to prior comment 9 in an appropriate location.

Response:	We have included this disclosure at page 48 of the amended 20-F.

Management’s Discussion and Analysis of Results of Operations, page 44

Comment:

7.	It is unclear where your revised disclosure addresses the issues mentioned in prior comment 10 and the last sentence of prior comment 12. Please advise or revise.

Response:

Page 42 of the last furnished 20-F contained the Company’s narrative discussion of the extent which changes in sales of goods are attributable to changes in prices or to changes in the volume or amount of products or services being sold or to the introduction of new products and services. We have expanded on this language in the version submitted to the Staff on page 44 to further add to the disclosure to the extent necessary to understand the Company’s business as a whole.

Comment:

8.	Please revise to include the substance of the first two sentences of your response to prior comment 11 in an appropriate location.

Response:	We have included this additional disclosure at page 35 of the draft 20-F.

Liquidity and Capital Resources, page 47

Comment:

9.

We note the disclosure you added in response to prior comment 13. If the uncertainties described in your response to prior comment 9 are reasonably likely to have a material effect on your liquidity or capital resources, please include appropriate disclosure.

Response:

The Company, in inserting the additional language, has clarified that this potential reduction of Australian Government tax incentive will not have a material effect on its liquidity or capital resources.

Compensation, page 53

Comment:

10.	We note your response to the first sentence of prior comment 15; however, Item 6.B of Form 20-F requires disclosure for your last full financial year. Please revise as appropriate. Also please clarify why, in many cases, the sum of the percentages for compensation related to performance and compensation not related to performance disclosed in the table on page 58 is less than 100%.

Response:

We have revised the tables to include fiscal year June 30, 2019 compensation information and as well included a footnote to clarify why certain of the percentages do not add up to 100%. The percentage disclosed does not include the value of options expensed during the year or pension and superannuation benefits paid per the requirements of corporations act (Australia) 2001. Thus, the sum of the percentages for compensation related to performance and compensation not related to performance disclosed for certain individuals may be less than 100%.

Related Party Transactions, page 66

Comment:

11.	It is unclear where your revisions in response to prior comment 20 describe the services provided for the consultancy fees mentioned in this section. Please revise or advise.

Response:	We have revised the Related Party Transactions disclosure to include the services provided for consultancy fees.

Specific powers of Directors, page 71

Comment:

12.

We note your revised disclosure in response to prior comment 2. Please clarify the meaning of the directors ability to “charge” “all or any of its available capital.” If any of the company’s capital would not be considered fully paid or non-assessable, please include appropriate risk factor disclosure.

Response:	We have clarified the disclosure on page 71.

Jury Trial Waiver, page 89

Comment:

13.

As requested by our prior comment 22, please revise this section to state clearly that investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder.

Response:	We have provided this statement clearly on page 89.

Exhibits

Comment:

14.	Please expand your response to prior comment 23 to provide us your analysis of why you need not file any leases.

Response:	We have updated the Exhibit list to include two leased facilities and submitted as exhibits both leases.

Should you have any questions or wish to discuss the foregoing in further detail, please feel free to contact us.

Sincerely,

Avita Medical Limited

By /s/ Timothy Rooney

Timothy Rooney, Chief Administrative Officer and Acting Chief Financial Officer